                                 UNITED STATES                                 OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION                 OMB NUMBER       3235-0145
                             Washington, D.C. 20549                       Expires:  October 31, 1994
                                                                          Estimated average burden
                                  Schedule 13D                            hours per form.......14.90

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                             CARE ENTERPRISES, INC.
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  141649-30-1
           --------------------------------------------------------
                                 (CUSIP Number)

Henry K. Jordan                                  Paul Bernstein, Esq.
Chief Financial Officer                          Riordan & McKinzie
The Foothill Group, Inc.                         300 South Grand Avenue
11111 Santa Monica Blvd., Suite 1500             Los Angeles, California 90071
Los Angeles, California 90025                    (213) 629-4824
(310) 478-8383
- ------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 4, 1994
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 21                   SEC 1746 (12-91)

                                  Schedule 13D


CUSIP No. 141649-30-1                                     Page  2  of  21 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        The Foothill Group, Inc.
        94-1663353



   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        WC,OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

                         7    SOLE VOTING POWER
                              -0- (See Item 5)
      NUMBER OF
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY             -0- (See Item 5)
       OWNED BY
         EACH            9    SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                -0- (See Item 5)
         WITH
                         10   SHARED DISPOSITIVE POWER

                              -0- (See Item 5)


   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        -0-

   14   TYPE OF REPORTING PERSON*
        CO, HC


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D


CUSIP No. 141649-30-1                                       Page 3 of 21 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        The Foothill Fund, a California Limited Partnership
        95-4153040

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        WC,OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        California

                         7    SOLE VOTING POWER
                              -0- (See Item 5)
       NUMBER OF
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY             -0- (See Item 5)
       OWNED BY
         EACH            9    SOLE DISPOSITIVE POWER
       REPORTING
        PERSON               -0- (See Item 5)
         WITH
                         10   SHARED DISPOSITIVE POWER
                                -0- (See Item 5)

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        -0-

   14   TYPE OF REPORTING PERSON*
        PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D
CUSIP No. 141649-30-1                                        Page 4 of 21 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Foothill Capital Corporation
        95-2689288

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        California

                         7    SOLE VOTING POWER
                              -0-
       NUMBER OF
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY             -0- (See Item 5)
       OWNED BY
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING               -0-
        PERSON
         WITH           10    SHARED DISPOSITIVE POWER
                              -0- (See Item 5)

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        -0-

   14   TYPE OF REPORTING PERSON*
        CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D


CUSIP No. 141649-30-1                                     Page 5 of 21 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Foothill Partners, L.P., a Delaware Limited Partnership
        95-4291521

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                         7    SOLE VOTING POWER
                              -0- (See Item 5)
       NUMBER OF
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY             -0- (See Item 5)
       OWNED BY
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                -0- (See Item 5)
         WITH
                         10   SHARED DISPOSITIVE POWER
                              -0- (See Item 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        -0-

   14   TYPE OF REPORTING PERSON*
        PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D


CUSIP No. 141649-30-1                                     Page  6  of  21 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Foothill Managers Limited II, a California Limited Partnership
        95-4166745

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        WC,00

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        California

                         7    SOLE VOTING POWER
                              -0- (See Item 5)
       NUMBER OF
         SHARES          8    SHARED VOTING POWER
      BENEFICIALLY            -0- (See Item 5)
        OWNED BY
          EACH           9    SOLE DISPOSITIVE POWER
       REPORTING              -0- (See Item 5)
         PERSON
          WITH          10    SHARED DISPOSITIVE POWER
                              -0- (See Item 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        -0-

   14   TYPE OF REPORTING PERSON*
        IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Schedule 13D


CUSIP No. 141649-30-1                                        Page 7 of 21 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Don L. Gevirtz

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        WC

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America


                         7    SOLE VOTING POWER
                              -0- (See Item 5)
      NUMBER OF
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY            -0- (See Item 5)
       OWNED BY
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING               -0- (See Item 5)
        PERSON
         WITH           10    SHARED DISPOSITIVE POWER
                              -0- (See Item 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        -0-

   14   TYPE OF REPORTING PERSON*
        IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D


CUSIP No. 141649-30-1                                        Page 8 of 21 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        John F. Nickoll

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

                         7    SOLE VOTING POWER
                              -0- (See Item 5)
       NUMBER OF
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY             -0- (See Item 5)
       OWNED BY
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                -0- (See Item 5)
         WITH
                         10   SHARED DISPOSITIVE POWER

                                -0- (See Item 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        -0-

   14   TYPE OF REPORTING PERSON*
        IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D


CUSIP No. 141649-30-1                                        Page 9 of 21 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Dennis R. Ascher

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

                         7    SOLE VOTING POWER

                              -0- (See Item 5)

       NUMBER OF         8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY             -0- (See Item 5)
       OWNED BY
         EACH            9    SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                -0- (See Item 5)
         WITH
                         10   SHARED DISPOSITIVE POWER

                              -0- (See Item 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        -0-

   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D


CUSIP No. 141649-30-1                                       Page 10 of 21 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Jeffrey T. Nikora

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

                         7    SOLE VOTING POWER

                              -0- (See Item 5)

       NUMBER OF         8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY             -0- (See Item 5)
       OWNED BY
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                -0- (See Item 5)
         WITH
                         10   SHARED DISPOSITIVE POWER

                              -0- (See Item 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        -0-

   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                 The statement on Schedule 13D, filed February 6, 1991, as amended (i) by Amendment No. 1, filed October 7, 1991, (ii) by Amendment No. 2, filed February 14, 1992, (iii) by Amendment No. 3, filed August 10, 1992, (iv) by Amendment No. 4, filed December 28, 1992, (v) by Amendment No. 5, filed February 23, 1993 and (vi) by Amendment No. 6, filed April 19, 1993 (as amended, the "Initial Filing"), relating to the common stock, $.01 par value per share, CUSIP No. 141649-30-1 (the "Common Stock"), of Care Enterprises, Inc., a Delaware corporation ("Issuer"), and filed by The Foothill Group, Inc., a Delaware corporation ("Group"), The Foothill Fund, a California limited partnership ("Fund"), Foothill Capital Corporation, a California corporation ("Capital"), Foothill Partners, L.P., a Delaware limited partnership ("Partners"), Foothill Managers Limited II, a California limited partnership ("Managers"), Don L. Gevirtz, John F. Nickoll, Dennis R. Ascher and Jeffrey T. Nikora (collectively, the "Managing General Partners") (Group, Fund, Capital, Partners, Managers and the Managing General Partners are collectively referred to hereinafter as the "Filing Persons") is amended and restated as follows:

Item 1.          Security and Issuer.

                 This Schedule 13D relates to the Common Stock. The Issuer has its principal executive offices at 2742 Dow Avenue, Tustin, California 92680-7245. Pursuant to the Agreement and Plan of Merger dated as of December 20, 1993 by and between the Issuer and Regency Health Services, Inc. ("Regency"), (i) each of the outstanding shares of Common Stock was exchanged for 0.71 of a share of common stock of Regency and (ii) the Issuer became a wholly-owned subsidiary of Regency (collectively, the "Merger"). Following the Merger, the Common Stock was deregistered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Act").

Item 2.          Identity and Background.

                 This Schedule 13D is filed on behalf of the Filing Persons. Group is the general partner of Partners and Managers and the general partner and a limited partner of Fund. Capital is a wholly-owned subsidiary of Group.

                 Under the definition of "beneficial owner" ("Beneficial Owner Definition") provided in Rule 13d-3 promulgated under the Act, Group and the Managing General Partners may be deemed to beneficially own the shares of Common Stock owned by Partners by virtue of the fact that Group and the Managing General Partners, as the general partners of Partners, share with Partners the voting and dispositive power with respect to shares of Common Stock held or acquired by Partners.





                             Page 11 of  21  pages.

                 Under the Beneficial Owner Definition, Group may be deemed to beneficially own the shares of Common Stock owned by Fund and Managers by virtue of the fact that Group, as general partner of each of Fund and Managers, shares with Fund and Managers, respectively, the voting and dispositive power with respect to shares of Common Stock held by Fund and Managers. Also under the Beneficial Owner Definition, Group may be deemed to beneficially own the shares of Common Stock owned by Capital by virtue of the fact that Group, as the parent of Capital, has voting or dispositive power with respect to shares of Common Stock held by Capital.

                 Group has its principal business address and its principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Group is that of a financial services holding company.

                 Fund has its principal business address and principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Fund is to engage in the business of investment in various financial assets.

                 Capital has its principal business address and principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Capital is to engage in asset-based financing to businesses.

                 Managers has its principal business address and its principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. As of December 31, 1993, Managers was liquidated and ceased operations. The principal business of Managers was to engage in the business of investment in various financial assets.

                 Partners has its principal business address and its principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Partners is to engage in the business of investment in various financial assets.

                 Each of the Managing Partners has his principal business address and his principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of each Managing Partner is to engage in the business of investment in various financial assets.

                 The names of the directors and executive officers of Group and Capital, their business addresses, their present





                             Page 12 of  21  pages.

principal occupations and the principal addresses of their respective employers are as follows:

THE FOOTHILL GROUP, INC.

                                                      Principal
     Name                Business Address             Occupation
     ----                ----------------             ----------
Don L. Gevirtz        11111 Santa Monica Blvd.     Chief Executive Officer
                      Suite 1500                   and Chairman of the
                      Los Angeles, CA  90025       Board

John F. Nickoll       11111 Santa Monica Blvd.     President, Vice
                      Suite 1500                   Chairman of the Board,
                      Los Angeles, CA  90025       Co-Chief Executive
                                                   Officer, Chief
                                                   Operating Officer and
                                                   Director

David C. Hilton       11111 Santa Monica Blvd.     Executive Vice
                      Suite 1500                   President
                      Los Angeles, CA  90025

Peter E. Schwab       11111 Santa Monica Blvd.     Executive Vice
                      Suite 1500                   President
                      Los Angeles, CA  90025

Henry K. Jordan       11111 Santa Monica Blvd.     Senior Vice President,
                      Suite 1500                   Chief Financial Officer
                      Los Angeles, CA  90025       and Corporate Secretary

Steven L. Volla       American Healthcare          Director; Chairman of
                      Management, Inc.             the Board and Chief
                      660 American Avenue          Executive Officer
                      Suite 200
                      King of Prussia, PA 19406





                             Page 13 of  21  pages.

Warren Bennis, Ph.D.  USC School of Business       Director; Professor
                      Administration
                      300-A Bridge Hall
                      901 Exposition Blvd.
                      Los Angeles, CA  90089

Arthur Malin, M.D.    606 No. Foothill Road        Director; Professor
                      Beverly Hills, CA  90201

Jeffrey A. Lipkin     Recovery Equity Partners,    Director; General Partner
                      L.P.
                      901 Marina Island Blvd.
                      Suite 555
                      San Mateo, CA  94404

Joseph J. Finn-Egan   Recovery Equity Partners,    Director; General Partner
                      L.P.
                      901 Marina Island Blvd.
                      Suite 555
                      San Mateo, CA  94404


FOOTHILL CAPITAL CORPORATION

                                                      Principal
     Name                Business Address             Occupation
     ----                ----------------             ----------
John F. Nickoll       11111 Santa Monica Blvd.     Chairman of the Board
                      Suite 1500                   and Director
                      Los Angeles, CA 90025

Don L. Gevirtz        11111 Santa Monica Blvd.     Vice President
                      Suite 1500
                      Los Angeles, CA 90025

Peter E. Schwab       11111 Santa Monica Blvd.     President, Chief
                      Suite 1500                   Operating Officer and
                      Los Angeles, CA 90025        Director

David C. Hilton       11111 Santa Monica Blvd.     Executive Vice
                      Suite 1500                   President, Chief
                      Los Angeles, CA 90025        Financial Officer,
                                                   Chief Credit Officer
                                                   and Director





                             Page 14 of  21  pages.

Henry K. Jordan       11111 Santa Monica Blvd.     Senior Vice President/
                      Suite 1500                   Finance and Corporate
                      Los Angeles, CA 90025        Secretary

Ellyn Norwood         11111 Santa Monica Blvd.     Senior Vice President/
                      Suite 1500                   Human Resources
                      Los Angeles, CA 90025

                 During the last five years, to the knowledge of the Filing Persons, neither any of the Filing Persons nor any of the above-named directors or executive officers of Group or Capital has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Filing Persons, all of Group's and Capital's directors and executive officers are citizens of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.

                 As reported on a Schedule 13D, filed by Group, Fund and Managers on January 23, 1989, as amended on June 20, 1989, and on November 6, 1989, relating to the Class A common stock of the Issuer, CUSIP Number 141649-20-2, and on a Schedule 13D relating to the Class B common stock of the Issuer, CUSIP Number 141649-10-3, also filed by the foregoing parties and amended on the foregoing dates, Group, Fund and Managers previously acquired and held certain Class A common stock and Class B common stock of the Issuer (collectively, the "Old Common Stock"), and certain 9% Convertible Senior Subordinated Debentures, due June 1, 2005 (the "Debentures"), of the Issuer, convertible into Class A common stock and Class B common stock of the Issuer. As reported in the Form 10-Ks of the Issuer for the years ended December 31, 1988 and December 31, 1989, the Issuer and certain of its subsidiaries filed voluntary petitions with the Bankruptcy Court for relief under Chapter 11 of the United States Bankruptcy Code. As reported in the Issuer's Form 8-K dated April 20, 1990, on April 20, 1990, the Bankruptcy Court entered an Order confirming the Issuer's plan of reorganization (the "Plan"). As reported in the Issuer's Form 8-K dated January 14, 1991, on December 31, 1990 (the "Effective Date"), the Plan became effective.

                 The Plan provided for the Issuer to issue shares of Common Stock on the Effective Date to (i) holders of the Issuer's





                             Page 15 of  21  pages.

outstanding Debentures, (ii) holders of 16% subordinated notes of the Issuer (the "Subordinated Notes"), (iii) certain large unsecured creditors of the Issuer that elected to receive Common Stock and (iv) holders of Old Common Stock of the Issuer, all in full satisfaction of their respective claims and interests in the Issuer. According to the Issuer's Form 8-K dated January 14, 1991, on the Effective Date, the Issuer issued an aggregate of 8,494,276 shares of its Common Stock. The Issuer also reserved an aggregate of 1,222,225 shares of Common Stock for issuance upon resolution of disputed claims against the Issuer. In accordance with the Plan, the Debentures and Old Common Stock held by Group, Fund and Managers were canceled, and Group, Fund and Managers each became entitled to receive certain newly-issued shares of Common Stock.

                 As provided in the Plan, on the Effective Date (i) 85,800 shares of Class A common stock of the Issuer, held by Group, were canceled, and 29,000 shares of Class B common stock of the Issuer, held by Group, were canceled, (ii) 15,000 shares of Class B common stock of the Issuer, held by Fund, were canceled, (iii) $9,299,000 par value of the Debentures, held by Fund, was canceled, and (iv) $150,000 par value of the Debentures, held by Managers, was canceled. In addition, $4,550,000 par value of the Subordinated Notes, held by Fund, was canceled. On January 23, 1991, Group, Fund and Managers received, respectively, 6,435; 988,855; and 15,951 newly-issued shares of Common Stock in respect of the Class A common stock and Debentures which were canceled. In addition, Group and Fund received, respectively, 2,175 and 1,125 shares of Common Stock in respect of the Class B common stock which was canceled, and Fund received 316,680 shares of Common Stock in respect of the Subordinated Notes which were canceled.

                 On January 18, 1991, Capital purchased, in a privately negotiated transaction, using cash from working capital, $1,200,000 par value of secured convertible exchangeable notes (the "Notes") of the Issuer from Solvation Inc., a Delaware corporation, doing business as Smith Management Company, at a price equal to the par value of the Notes. On the same date, Capital sold to Fund $400,000 par value of the Notes at a price equal to the par value of the Notes. The Notes purchased by Fund were acquired with the proceeds of a margin loan in the amount of $400,000.





                             Page 16 of  21  pages.

                 On July 7, 1992, Partners and Group purchased on the open market, using cash from working capital, 45,000 and 15,000 shares of Common Stock, respectively, at a price per share of $2.04.

                 On December 21, 1992, Partners and Group, using cash from working capital, purchased from the Issuer in a private placement, 489,796 and 163,265 shares of Common Stock, respectively, at a price per share of $2.45.

                 As of December 31, 1993, Managers was liquidated and ceased operations. Prior to its liquidation, Managers distributed to Group and its limited partners all of the shares of Common Stock which it owned.

                 On March 3, 1994, Fund distributed to Group and to its limited partners all of the shares of Common Stock which it then owned. In the distribution, Group and Mr. Nickoll received 108,161 and 1,928 shares of Common Stock, respectively.

                 On April 4, 1994, the Merger was approved by the shareholders of the Issuer and of Regency. In the Merger, each share of Common Stock was exchanged for 0.71 of a share of common stock of Regency.


Item 4.          Purpose of Transaction.

                 The Filing Persons have disposed of all of their shares of Common Stock pursuant to the Merger.


Item 5.          Interest in Securities of The Issuer.

                 (a) As of the date of their execution hereof, each of the Filing Persons was the direct owner of -0- shares of Common Stock.

                 (b) As of the date of their execution hereof, each of the Filing Persons had the sole or shared power to vote or dispose of -0- shares of Common Stock.

                 (c) As of December 31, 1993, Managers was liquidated and ceased operations. Prior to its liquidation, Managers distributed to Group and its limited partners all of the shares of Common Stock which it owned.

                 On March 3, 1994, Fund distributed to Group and to its limited partners all of the shares of Common Stock which it then owned.





                             Page 17 of  21  pages.

                 On April 4, 1994, the Merger was approved by the shareholders of the Issuer and of Regency. In the Merger, each share of Common Stock was exchanged for 0.71 of a share of common stock of Regency.

                 (d)  not applicable.

                 (e) On April 4, 1994, the Filing Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

                 Group is the sole general partner and a limited partner of Fund under an Agreement of Limited Partnership dated as of March 1, 1988, as amended (the "Fund Agreement"). The Fund Agreement provides for the formation of the Fund as a partnership to invest the funds of the partnership in securities of, and claims or other rights against, companies in financial distress, companies in the process of financial reorganization and companies in distressed industries. Group, as general partner of Fund, has the exclusive right and power to manage the business and affairs of the partnership, including the power to purchase and dispose of the Common Stock and Notes owned by Fund, as well as securities of the type described above. The general partner and limited partners of the Fund have certain rights to receive the proceeds of the sales of securities, including the Common Stock and Notes, if any, in accordance with the Fund Agreement.

                 Group is the sole general partner of Managers under an Agreement of Limited Partnership, dated as of June 1, 1988, as amended (the "Managers Agreement"). The Managers Agreement provides for the formation of Managers as a partnership to invest the funds of the partnership in equity securities or securities evidencing the right to acquire equity securities of companies. Group, as general partner of Managers, has the exclusive right and power to manage the business and affairs of the partnership, including the power to purchase and dispose of the Common Stock owned by Managers, as well as securities of the type described above. The partners of Managers have certain rights to receive the proceeds of the sales of securities, including the Common Stock, if any, in accordance with the Managers Agreement. Certain executive officers of Group, Don L. Gevirtz, John F. Nickoll, David C. Hilton, Peter E. Schwab and Henry K. Jordan are limited partners of Managers.

                 Group, Don L. Gevirtz, John F. Nickoll, Dennis R. Ascher and Jeffrey T. Nikora are the general partners of Partners under an Amended and Restated Limited Partnership Agreement, dated as of October 10, 1990, as amended (the "Partners





                             Page 18 of  21  pages.

Agreement"). The Partners Agreement provides for the formation of Partners as a partnership to invest the funds of Partners in secured or unsecured notes, debentures, trust receipts and other debt instruments, all of which by their terms at the time of issuance must be senior in right of payment to all other debt obligations of the issuer and all rights and options relating to any of the foregoing which can be purchased at a discount to claim amount, and to engage in all activities reasonably necessary and incidental to the foregoing. The general partners of Partners have the exclusive right and power to manage the business and affairs of the partnership including the power to purchase and dispose of the Common Stock owned by Partners as well as securities of the type described above. The general partners of Partners have certain rights to receive the proceeds of the sales of securities, including the Common Stock, if any, in accordance with the Partners Agreement.

                 Pursuant to Section 9.7(b) of the Partners Agreement, and as acknowledged in a letter dated October 10, 1990, Capital has an obligation to co-invest with Partners by purchasing 33% of prospective portfolio securities purchased by Partners. In addition, Capital is obligated to dispose of a pro-rata amount of such securities at the same time, in the same manner and at the same price as Partners, and Capital my not dispose of such securities prior to Partners. Group may fulfill the obligations of Capital described above under certain circumstances.

                 Group, Capital, Fund, Partners, Managers and the Managing General Partners have executed a joint reporting agreement dated August 7, 1992 which was attached to Amendment No. 3 to the Initial Filing as Exhibit A thereto, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13D.

Item 7.          Material to be Filed as Exhibits.

                 The joint reporting agreement dated August 7, 1992 referred to in Item 6 of this Schedule 13D is incorporated herein by reference.





                             Page 19 of  21  pages.

                                   SIGNATURE

                          After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 13, 1994
                                          THE FOOTHILL GROUP, INC.


                                          By: /s/ Dennis R. Ascher
                                              -----------------------
                                              Name:  Dennis R. Ascher
                                              Title: Vice President



                                          FOOTHILL CAPITAL CORPORATION


                                          By: /s/ Dennis R. Ascher
                                              ------------------------
                                              Name:  Dennis R. Ascher
                                              Title: Vice President



                                          THE FOOTHILL FUND
                                          a California Limited Partnership
                                          By:  The Foothill Group, Inc.
                                               General Partner


                                               By: /s/ Dennis R. Ascher
                                                   ------------------------
                                                   Name:  Dennis R. Ascher
                                                   Title: Vice President



                                          FOOTHILL MANAGERS LIMITED II
                                          a California Limited Partnership
                                          By:  The Foothill Group, Inc.
                                               General Partner


                                               By: /s/ Dennis R. Ascher
                                                   ------------------------
                                                   Name:  Dennis R. Ascher
                                                   Title: Vice President





                             Page 20 of  21  pages.

                                          FOOTHILL PARTNERS, L.P.
                                          a Delaware Limited Partnership
                                          By:  The Foothill Group, Inc.
                                               General Partner


                                               By: /s/ Dennis R. Ascher
                                                   ------------------------
                                                   Name:  Dennis R. Ascher
                                                   Title: Vice President



                                          MANAGING GENERAL PARTNERS

                                               /s/ Don L. Gevirtz
                                               ------------------------
                                               Don L. Gevirtz


                                               /s/ John F. Nickoll
                                               ------------------------
                                               John F. Nickoll


                                               /s/ Dennis R. Ascher
                                               ------------------------
                                               Dennis R. Ascher


                                               /s/ Jeffrey T. Nikora
                                               ------------------------
                                               Jeffrey T. Nikora





                             Page 21 of  21  pages.